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                                                                      EXHIBIT 12

                      PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
                    COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                                              -------------------------
                                                                 For the Six Months
                                                                   Ended June 30,
                                                              -------------------------
                                                                 2002         2001
                                                              -----------  ------------
Earnings as Defined in Regulation S-K (A):
Pre-tax (Loss) Income from Continuing Operations                    $(54)          $649
(Income)/Loss from Equity Investees Net of Distributions             (14)           (32)
Fixed Charges                                                        465            402
Preference Security Dividend Requirements of Consolidated
Subsidiaries                                                         (26)           (40)
Capitalized Interest                                                 (48)           (24)
                                                              -----------  -------------
Earnings                                                            $323           $955
                                                              ===========  =============

Fixed Charges as Defined in Regulation S-K (B):
Total Interest Expense                                              $429           $350
Interest Factor in Rentals                                             7              5
Preferred Securities Dividend Requirements                            26             40
Preferred Stock Dividends                                              2              4
Adjustment to Preferred Stock Dividends to state on a
   pre-income tax basis                                                1              3
                                                              -----------  -------------
Total Fixed Charges                                                 $465           $402
                                                              ===========  =============

Ratio of Earnings to Fixed Charges                                  0.70           2.38
                                                              ===========  =============

(A) The term "earnings" shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges and distributed income from equity investees and losses from equity investees adjusted to exclude (a) the amount of any interest capitalized during the period (b) the actual amount of any preferred securities dividend requirements of majority-owned subsidiaries, (c) preferred stock dividends which were included in such fixed charges amount but not deducted in the determination of pretax income, and (d) income from equity investees.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for Public Service Enterprise Group Incorporated.

(C) The ratio of Earnings to Fixed Charges for the six months ended June 30, 2002 was 0.70, as noted above, which represents a deficiency of $142 million.

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